UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 9)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69924P102
(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 26,250,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 26,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person CO

CUSIP No. 69924P102

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 26,250,000

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 26,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person IN

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009, Amendment No. 6 dated and filed October 19, 2009, Amendment No. 7 dated and filed June 23, 2010 and Amendment No. 8 dated June 30, 2010 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 9.  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate exercise price of the Warrants exercised by FCMI, as reported in Items 4 and 5 below, was CDN$1,365,000.00. FCMI acquired the funds for payment of the exercise price from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI sold 949,000 Common Shares on December 20, 2010 and 351,000 Common Shares on December 21, 2010 in a series of open market sales on the NYSE Amex to enable FCMI to realize on a portion of its investment in the Issuer at market prices deemed favorable by FCMI. Additionally, on December 22, 2010, FCMI exercised Warrants to acquire 1,300,000 Common Shares at an exercise price of CDN$1.05 per Common Share to maintain its investment in the Issuer’s Common Shares.

Future actions by the Filing Persons with respect to their investment in the Issuer will be determined by reference to the considerations described in Item 4 of this Statement as originally filed.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by the addition of the following information:

FCMI sold 949,000 Common Shares on December 20, 2010 and 351,000 Common Shares on December 21, 2010 in the following open market transactions on national securities exchanges:

Date	Price	Number of Shares Sold

12/20/2010	$3.0500	16,400
12/20/2010	$3.0550	200
12/20/2010	$3.0600	1,900
12/20/2010	$3.0700	6,500
12/20/2010	$3.0800	25,000
12/20/2010	$3.0900	25,000
12/20/2010	$3.1000	38,742
12/20/2010	$3.1100	13,600
12/20/2010	$3.1200	70,267
12/20/2010	$3.1300	63,659
12/20/2010	$3.1400	64,186
12/20/2010	$3.1450	100
12/20/2010	$3.1500	80,584
12/20/2010	$3.1600	11,716
12/20/2010	$3.1700	9,100
12/20/2010	$3.1800	290,378
12/20/2010	$3.1900	133,374
12/20/2010	$3.1950	100
12/20/2010	$3.2000	59,394
12/20/2010	$3.2100	11,400
12/20/2010	$3.2200	24,828
12/20/2010	$3.2300	2,572
12/21/2010	$3.2100	5,700
12/21/2010	$3.2200	3,270
12/21/2010	$3.2300	1,800
12/21/2010	$3.2400	6,700
12/21/2010	$3.2500	25,139
12/21/2010	$3.2600	9,670
12/21/2010	$3.2700	28,249
12/21/2010	$3.2800	31,357
12,21,2010	$3.2900	37,335
12/21/2010	$3.3000	38,100
12/21/2010	$3.3100	12,000
12/21/2010	$3.3200	3,924
12/21/2010	$3.3300	60,240
12/21/2010	$3.3400	26,778
12/21/2010	$3.3500	12,598
12/21/2010	$3.3600	14,300
12/21/2010	$3.3700	18,300
12/21/2010	$3.3800	10,000
12/21/2010	$3.4000	5,540

In addition, on December 22, 2010, the Buckingham Foundation sold 20,000 Common Shares in open market transactions on national securities exchanges, details of which are set forth below. For information regarding the Buckingham Foundation and its relationship to the Filing Persons, see the Filing Persons’ Schedule 13-D (Amendment No. 8).

Date	Price	Number of Shares Sold
12/22/2010	$3.29	642
12/22/2010	$3.28	18,252
12/22/2010	$3.27	1,106

On December 22, 2010, FCMI exercised 1,300,000 Warrants to acquire 1,300,000 Common Shares at an exercise price of CDN$1.05 per Common Share, for a total price of CDN$1,365,000.

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 9), and after giving effect to the transactions reported herein, FCMI is the beneficial owner of 26,250,000 Common Shares, constituting approximately 18.6% of the Issuer’s issued and outstanding Common Shares.  Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, as if 141,260,224 Common Shares were outstanding.  Common Shares outstanding was computed by adding to 132,260,224 Common Shares outstanding, as reported by the Issuer in its Form 10-K/A-2 filed December 22, 2010: (i) the 1,300,000 Common Shares issued to FCMI upon its exercise of the Warrants, as reported in this Schedule 13D (Amendment No. 9), plus (ii) 7,700,000 Common Shares issuable upon exercise of the remaining Warrants owned by FCMI.  Of such 26,250,000 Common Shares beneficially owned by FCMI, 18,550,000 Common Shares are presently issued and outstanding and owned by FCMI and 7,700,000 Common Shares are issuable upon exercise of the Warrants.  Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI.  Except for Mr. Friedberg’s beneficial ownership of the Common Shares owned by FCMI, none of the directors or officers of FCMI beneficially owns any Common Shares.  Except as reported in this Schedule 13D (Amendment No. 9), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 9).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name:	Henry Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg